NO ACT

PE
3-4-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005269

Received

MAR 05 2014

Washington, DC 20549

March 5, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-5-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Dow Chemical Company

Dear Mr. Mueller:

This is in regard to your letter dated March 4, 2014 concerning the shareholder proposal submitted by As You Sow on behalf of Andrew Behar, the Benedictine Sisters of Virginia, the Benedictine Sisters of Monasterio Pan de Vida and Providence Trust for inclusion in Dow's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Dow therefore withdraws its January 7, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Danielle R. Fugere
As You Sow
dfugere@asyousow.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 4, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of As You Sow et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 7, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, The Dow Chemical Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statement in support thereof submitted by As You Sow (on behalf of Andrew Behar), the Benedictine Sisters of Virginia, Monasterio Pan de Vida and Providence Trust (together, the "Proponents").

Enclosed as Exhibit A is a letter from a representative of As You Sow on behalf of the Proponents, reflecting that effective March 3, 2014, As You Sow has agreed to withdraw the Proposal. In reliance on this letter, we hereby withdraw the January 7, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Amy E. Wilson, The Dow Chemical Company
Danielle Fugere, As You Sow
Sister Henry Marie Zimmermann, Benedictine Sisters of Virginia
Sister Rose Marie Stallbaumer, Monasterio Pan de Vida
Sister Ramona Bezner, Providence Trust

GIBSON DUNN

EXHIBIT A

AS YOU SOW 1611 Telegraph Ave, Suite 1450
Oakland, CA 94612 www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

The Dow Chemical Company Shareholder Resolution Withdrawal with As You Sow

The Dow Chemical Company (Dow) and As You Sow conducted a dialogue on February 7, 2014, regarding the As You Sow shareholder resolution filed on October 9, 2013, with co-filers Providence Trust, Monasterio Pan de Vida, and Benedictine Sisters of Virginia. The resolution and supporting statement read as follows:

"RESOLVED:

The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting statement:

"Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum."

Withdrawal Agreement

As You Sow has agreed to withdraw the resolution in consideration of Dow's agreement to make several updates to its existing disclosures on its website. The changes will provide additional detail on Board management oversight of political spending as follows:

1) The webpage titled "Dow's Guidelines and Authorization Process for U.S. Corporate Political Contributions" will be divided into two pages.

2) The first page will be titled "Dow Guidelines for U.S. Corporate Political Contributions" and will include the existing sections titled Contributions Focus, Federal Contributions and State contributions.

3) The second page will be titled "Dow Authorization Process for U.S. Political Contributions" and will include the following new text:

Dow Authorization Process for U.S. Political Contributions

- *The Company's Board of Directors review the Company's involvement in government policy and disclosure on corporate political spending activities and disclosures periodically, and makes recommendations to ensure the continued application of the Company's high ethical standards and to maintain best practices for transparency on political spending.*

- *Per the Authority and Responsibilities outlined in the Environment, Health, Safety & Technology ("EHS&T") Committee Charter {insert hyperlink to www.dow.com/investors/corpgov/board/env.htm}, the EHS&T Committee of the Company's Board of Directors has oversight responsibility for the Company's political contribution process, public policy and advocacy priorities. At least annually, the Committee reviews all Government Affairs activities, and approves disclosure of the Company's political spending activities on www.dow.com. Such disclosures include Dow's Policy for U.S. Corporate Political Contributions {insert hyperlink to www.dow.com/investors/corpgov/conduct/political/policy.htm}, a report of U.S. candidates and organizations that receive corporate political contributions {insert hyperlink to www.dow.com/investors/corpgov/conduct/political/candidate.htm}, a report of Dow's membership in trade associations and civic organizations {insert hyperlink to www.dow.com/investors/corpgov/conduct/political/trade.htm}, and Dow's Political Action Committee (DowPAC) guidelines for political contributions {insert hyperlink www.dow.com/investors/corpgov/conduct/political/pac_guidelines.htm}. The disclosures are updated on www.dow.com after EHSC&T Committee approval, typically in April of each year.*

- *All proposed political contributions are reviewed by a Dow Government Affairs work group which makes recommendations to the Vice President of Government Affairs for approval. The recommendations made by the Government Affairs work group must be aligned with our Contributions Focus {insert hyperlink to www.dow.com/investors/corpgov/conduct/political/policy.htm}, and comply with Company's Code of Business Conduct {insert hyperlink to www.dow.com/company/aboutdow/code_conduct/ethics_conduct.htm} and federal and state law.*

- *The Vice President of Government Affairs is responsible for approval of political contributions and management of the political contributions budget that is approved by the Corporate Vice President, Global Public Affairs and Government Affairs.*

- *The Vice President of Government Affairs elevates political contributions for review and approval by the Corporate Vice President, Global Public Affairs and Government Affairs, and for further review and approval by the Chairman and Chief Executive Officer, and General Counsel, as appropriate.*

4) Dow will include the following additional disclosure in the last paragraph of Federal Contributions under the Dow Guidelines for U.S. Corporate Political Contributions: *"The Company reports annually any independent expenditures it makes on behalf of candidates. The Company did not make any independent expenditures in 2013."*

5) Recognizing that Dow's EHS&T Committee reviews the lobbing activity of the trade associations to which Dow contributes, it will reflect this information on its website.

AS YOU SOW

6) Dow will evaluate alternate ways to enhance reporting of lobbying expenses and political expenditures relating to trade association and civic organizations on its website.

This agreement will become effective on the date the last party below executes this Agreement. As You Sow confirms that it is authorized to act on behalf of each of the stockholder proponents listed below in this matter, and confirms that the proponents listed below have agreed to withdraw the stockholder proposal that was submitted for Dow's 2014 Annual Meeting of Stockholders regarding political spending.

Stockholder Proponents:
As You Sow
Providence Trust
Monasterio Pan de Vida
Benedictine Sisters of Virginia

3/3/14

Danielle R. Fugere
President and General Counsel
As You Sow

Date

The Dow Chemical Company:

2/28/2014

Amy E. Wilson
Assistant Corporate Secretary and Managing Counsel
The Dow Chemical Company

Date

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 22013-00029

January 7, 2014

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of As You Sow et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from As You Sow (on behalf of Andrew Behar), the Benedictine Sisters of Virginia, Monasterio Pan de Vida and Providence Trust (together, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal seeks to end the Company's activities related to ballot initiatives regarding the labeling of products that contain genetically modified organisms ("GMO Labeling Initiatives"). The Proposal begins by repeatedly referring to the Company's involvement in GMO Labeling Initiatives. In addition, the cover letter that accompanied As You Sow's submission of the Proposal indicates that the Proposal addresses the "risks to shareholder value [that] are illustrated by the public controversy surrounding the use of [the Company's] corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms." Similarly, the cover letters that accompanied each of the co-filer's submissions of the Proposal describe the Proposal as a resolution to "Refrain from Political Spending (GMOs)." A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

Also relevant to the Proposal are the following:

- in the same month that the Proposal was submitted to the Company, a representative for As You Sow told *The Chicago Tribune* that As You Sow would file stockholder proposals to prevent companies from engaging in advocacy regarding GMO Labeling Initiatives, *see* Exhibit B;

- As You Sow's webpage regarding genetically modified organisms states that As You Sow "is filing resolutions asking the top corporate donors to the opposition of the California GMO labeling ballot initiative to refrain from using corporate funds to influence political elections. . . . As You Sow has filed resolutions at Monsanto Company, E. I. DuPont de Nemours, and *Dow Chemical Company*, and intends to file a shareholder resolution at General Mills and Abbott Laboratories, which combined gave over $17 million to defeat the CA labeling initiative" (emphasis added), *see* Exhibit C; and

- the discussion of GMO Labeling Initiatives in As You Sow's Winter 2013 Newsletter notes that As You Sow has "filed shareholder resolutions with Monsanto, *Dow*, and DuPont asking donors to the 'No on I-522' campaign[, Washington's GMO labeling ballot initiative,] to stay out of future elections" (emphasis added), *see* Exhibit D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Pertains To Matters Relating To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it pertains to matters relating to the Company's ordinary business operations. Specifically, even though the "Resolved" clause of the Proposal refers only to general political activities, the rest of the Proposal and the Proponents' own descriptions of the Proposal make clear that the Proposal focuses on the Company's involvement in the political process on a particular issue (GMO Labeling Initiatives) related to the Company's business.

A. Background

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal that relates to its "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff has repeatedly concurred with the exclusion under Rule 14a-8(i)(7) of stockholder proposals like the Proposal that are directed at a company's involvement in the political or legislative process on a specific issue relating to the company's ordinary business operations. For example, in *General Electric Co.* (avail. Jan. 29, 1997), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal seeking to prohibit the company's board from using company funds for citizen ballot initiatives, including initiatives related to the company's nuclear reactor products, because "the proposal is directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., lobbying activities which relate to the [c]ompany's products)." *See also Philip Morris Cos., Inc.* (avail. Jan. 3, 1996) (proposal asking the company to "refrain from any and all legislative efforts to preempt local ordinances or rules" regarding its products was excludable under the predecessor to Rule 14a-8(i)(7) because "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products").

Similarly, in *Bristol-Myers Squibb Co.* (avail. Feb. 17, 2009), a proposal requested that the company's board prepare a report regarding the company's lobbying activities and expenses relating to Medicare Part D. The company noted in its no-action request that the company's pharmaceuticals segment manufactured and sold numerous company products covered by Medicare Part D prescription plans. In concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that the proposal "relat[es] to [the company's] ordinary business operations (i.e., lobbying activities concerning its products)." *See also General Motors Corp.* (avail. Mar. 17, 1993) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal to require the company to cease lobbying to influence legislation on automobile fuel economy standards, because "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products").

In addition, the Staff consistently has found that stockholder proposals requesting a company to refrain from making other forms of contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., BellSouth Corp.* (avail. Jan. 17, 2006) (concurring in the exclusion of proposal requesting that the board make no direct or indirect contribution from the company to any legal fund used in defending any politician); *Wachovia Corp.* (avail. Jan. 25, 2005) (concurring in the exclusion of proposal recommending that the board disallow contributions to Planned Parenthood and other organizations that provide related services).

We recognize that stockholder proposals that instead relate to a company's "general political activities" typically are not excludable under Rule 14a-8(i)(7). For example, in *Archer Daniels Midland Co.* (avail. Aug. 18, 2010), the proposal requested that the board adopt a policy prohibiting the use of corporate funds for "any political election/campaign purposes," and the preamble discussed the expanded rights of corporate free speech after *Citizens United v. Federal Election Commission* as well as the negative impact corporate political contributions could have on the company and stockholders. The Staff did not concur in the exclusion of the proposal under Rule 14a-8(i)(7), noting that "the proposal focuses primarily on ADM's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." *See also General Electric Co. (Barnet et al.)* (avail. Feb. 22, 2000) (denying exclusion under Rule 14a-8(i)(7) for a stockholder proposal asking the company to summarize its campaign finance contributions). However, the stockholder proposals involved in this precedent, unlike the Proposal as discussed below, contained only general references to examples of specific issues and/or organizations.

In contrast, the Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of facially neutral proposals concerning a company's political and other contributions, if the statements surrounding the facially neutral proposal indicate that the proposal, in fact, would serve as a stockholder referendum on contributions to specific types of organizations. For example, in *PepsiCo, Inc.* (avail. Mar. 3, 2011), the proposal contained a facially neutral request that the Board report to stockholders on the Company's process for identifying and prioritizing lobbying activities, but the supporting statement focused on the Company's support of Cap and Trade climate change legislation. In concurring in the exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities." *See also Bristol-Myers Squibb Co.* (avail. Jan. 29, 2013) (concurring in the exclusion of a proposal requesting a report on the company's lobbying policies and expenditures, when the supporting statement focused on the company's support of the Patient Protection and Affordable Care Act).

Similarly, in *The Home Depot, Inc.* (avail. Mar. 18, 2011), the proposal requested that the company "list the recipients of corporate charitable contributions or merchandise vouchers of $5,000 or more on the company website." However, the proposal's supporting statement focused on lesbian, gay, bisexual and transgender events and same-sex marriage. Accordingly, notwithstanding the facially neutral language of the proposal's "resolved" clause, the Staff concurred in exclusion of the proposal under Rule 14a-8(i)(7) because the proposal "relates to charitable contributions to specific types of organizations." *See also Johnson & Johnson* (avail. Feb. 12, 2007) (concurring in the exclusion of a proposal requesting that the company disclose its charitable contributions, where the preamble and supporting statement targeted contributions to Planned Parenthood and organizations that support abortion and same-sex marriage); *Pfizer Inc. (Randall)* (avail. Feb. 12, 2007) (same); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (concurring in the exclusion of a proposal requesting that the company disclose all charitable organizations that are recipients of company donations, where the preamble contained multiple references to Planned Parenthood and organizations that support abortion and homosexuality); *Bank of America Corp.* (avail. Jan. 24, 2003) (concurring in the exclusion of a proposal requesting that the company cease all charitable contributions, where the majority of the preamble and supporting statement referenced abortion and religious beliefs); *American Home Products Corp.* (avail. Mar. 4, 2002) (concurring in the exclusion of a proposal requesting that the board form a committee to study the impact of charitable contributions on the company's business and values, where the preamble referenced abortion and organizations that support or provide abortions). As these no-action letters indicate, the Staff historically has considered all of the facts, circumstances and evidence surrounding a stockholder proposal, including preambles and supporting statements, to determine whether a facially neutral proposal is actually directed at a company's contributions to specific types of organizations.

B. The Proposal Relates to the Company's Ordinary Business Operations

The Company is a leading chemicals and agrosciences company that makes, markets, sells and distributes a wide range of products, serving consumers in approximately 160 countries. The conduct of the Company's business is subject to various laws and regulations, including proposed GMO Labeling Initiatives related to a variety of products, including the Company's products.

The Proposal seeks to subject to stockholder oversight the Company's decisions regarding its involvement in the political process related to GMO Labeling Initiatives. Specifically, although the Proposal's "Resolved" clause sets forth a facially neutral request that the Company refrain from influencing political elections with corporate funds, the Proposal overall and its related materials demonstrate that the Proposal focuses on the Company's actions related to GMO Labeling Initiatives. For example, four of the six recitals in the Proposal discuss GMO Labeling Initiatives, and many of these are critical (directly or indirectly) of the Company's opposition to them, especially Proposition 37 in California. These statements include:

- Discussion of "the public controversy surrounding the use of [the Company's] corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms."

- Criticisms of the Company's political expenditures only—and repeatedly—with respect to GMO Labeling Initiatives. For example, "Dow is recognized as among the top 10 contributors to defeat Proposition 37"; and "Dow contributed $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association, which spent over $2 million to defeat the initiative. To oppose a similar initiative in Washington, the Grocery Manufacturers Association has already spent over $7 million, and Dow has spent over $500,000."

- Repeated references to statistics attempting to demonstrate support for GMO Labeling Initiatives, which appear intended to bolster the Proposal's criticisms of the Company's political involvement regarding GMO Labeling Initiatives. For example, "over 90% of Americans supported labeling products containing genetically modified organisms, and the California proposition received support from 48.5% of voters."

- References to "public scrutiny to corporate political expenditures" only in the context of GMO Labeling Initiatives. For example, "[b]ills or ballot initiatives to require labeling of products containing genetically modified organisms continue to be introduced in highly publicized and controversial elections."

- Descriptions of other forms of "backlash" but only in the context of corporate support for GMO Labeling Initiatives. For example, "[m]any companies that contributed to anti-Prop 37 measures experienced significant consumer backlash, including boycotts."

The Proposal's focus on the Company's actions related to GMO Labeling Initiatives is further demonstrated by the cover letters accompanying the Proposal and the Proponents' own statements (through their representative, As You Sow) about the Proposal. For example, the cover letter states: "The risks to shareholder value are illustrated by the public controversy surrounding the use of [the Company's] corporate treasury funds to defeat Proposition 37." *See* Exhibit A. In addition, in discussing the Proposal with the media and on its website, As You Sow explicitly advertises that the Proposal is not about the Company's general political activities. For example, in the same month that the Proposal was submitted to the Company, a representative for As You Sow told *The Chicago Tribune* that As You Sow would file stockholder proposals to prevent companies from engaging in advocacy regarding GMO Labeling Initiatives. *See* Exhibit B. As evidence that the Proposal is one such stockholder proposal, As You Sow states on its website, under the title "Genetically Modified Organisms (GMOs)," that it is "filing resolutions asking the top corporate donors to the opposition of the California GMO labeling ballot initiative to refrain from using corporate funds to influence political elections," and specifically mentions that it "has filed resolutions at . . . Dow Chemical Company." *See* Exhibit C. Similarly in its Winter 2013 Newsletter, As You Sow states, under the title "GMO Labeling is Inevitable in USA," that it "filed shareholder resolutions with . . . Dow . . . asking donors to the 'No on I-522' campaign[, Washington's GMO labeling ballot initiative,] to stay out of future elections." *See* Exhibit D. Thus, like the stockholder proposals in the precedent discussed above, the Proposal relates to the Company's ordinary business operations because, as demonstrated in the Proposal, in the cover letters accompanying the Proposal and in publicly discussing the Proposal, the Proposal actually targets the Company's actions related to GMO Labeling Initiatives.

Thus, even though the Proposal contains a facially neutral "Resolved" clause, the Proposal is still excludable under Rule 14a-8(i)(7). In this regard, the Proposal does not focus on "general political activities" like the proposal at issue in *Archer Daniels Midland Co.* As discussed above, the *Archer Daniels Midland* proposal contained a facially neutral request and generally discussed corporate free speech and the negative impact that corporate political contributions could have on the company and stockholders. The Proposal goes beyond these general topics by specifically discussing GMO Labeling Initiatives as a means to "illustrate[]" the Proponents' concerns. And, like the proposals at issue in *PepsiCo*, *Bristol-Myers Squibb Co.*, and *The Home Depot, Inc.*, the Proposal repeatedly and exclusively discusses and criticizes the Company's political actions on a specific subject—GMO Labeling Initiatives—which are related to the Company's products. Thus, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter,

GIBSON DUNN

please do not hesitate to call me at (202) 955-8671, or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Danielle Fugere, As You Sow
Sister Henry Marie Zimmermann, Benedictine Sisters of Virginia
Sister Rose Marie Stallbaumer, Monasterio Pan de Vida
Sister Ramona Bezner, Providence Trust

101651601.4

GIBSON DUNN

EXHIBIT A

AS YOU SOW
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

Oct. 9, 2013

Charles J. Kalil
Executive Vice President, General Counsel and Corporate Secretary
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Andrew Behar, a shareholder of Dow Chemical Company stock.

We are concerned with the company's political spending. Corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of Dow Chemical Company (Dow)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs).

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Mr. Behar authorizing us to act on his behalf is attached. Proof of ownership is attached as well. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Danielle Fugere
President and Chief Counsel

Enclosures

Dear Danielle Fugere,

I hereby authorize As You Sow to file a shareholder resolution on my behalf at the Dow Chemical Company, and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The resolution requests that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

I am the owner of more than $2,000 worth of stock that I have held continuously for over a year. I intend to hold the stock through the date of the company's annual meeting in 2014.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

10/9/13

Andrew Behar

E*TRADE FINANCIAL

E*TRADE Securities LLC
PO Box 484
Jersey City, NJ 07303-0484

tel 1-800-ETRADE-1
www.etrade.com
Member FINRA/SIPC

October 4, 2013

The Dow Chemical Company
Attn: Charles J. Kalil
2030 Dow Center
Midland, MI 48674

Re: Proof of Share Ownership

Dear Mr. Kalil,

This letter is being issued to confirm that as of October 3, 2013, Andrew Behar has held 140 shares of Dow Chemical Company (DOW) stock in his E*TRADE Securities IRA account MB Memorand for at least one year. A review of account records reflects that these securities have maintained a value in excess of $2,000 continuously during this time period.

Mr. Behar has informed us that he intends to continue to hold these shares through the date of your company's annual meeting in 2014. However, please note that as this is a self-directed IRA account, we cannot prevent Mr. Behar from liquidating the securities at his discretion.

Please also note that E*TRADE Securities LLC is eligible for DTC transfers. We are registered with the Depository Trust Company under DTC number 0385.

E*TRADE Securities LLC is committed to providing quality customer service. We hope that this information satisfies your request. Should you have any further questions, please feel free to contact a Financial Service Associate at 1-800-ETRADE-1, 24 hours a day, 7 days a week.

Sincerely,

Shane Tubbs
Correspondence Specialist
E*TRADE Securities LLC

WHEREAS:

Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of The Dow Chemical Company (Dow)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs).

Dow is recognized as among the top 10 contributors to defeat Proposition 37. Dow contributed $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association (GMA), which spent over $2 million to defeat the initiative. To oppose a similar initiative in Washington, the GMA has already spent over $7.2 million, and Dow has spent over $500,000. In 2012, Dow spent over $10 million on political contributions.

Labeling of products containing GMOs is supported widely among U.S. consumers. In a July 2013 *New York Times* poll, over 90% of Americans favored labeling of products containing GMOs, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives to require labeling of products containing GMOs continue to be introduced in highly publicized and controversial election contests, drawing public scrutiny to corporate political expenditures.

Corporate political contributions risk alienating the company's consumer base and can damage a corporation's reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash, including boycotts.

Several academic studies suggest that corporate political donations may correlate negatively with shareholder value. A 2012 study by Harvard Business School professor John C. Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value... Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe Dow should adopt a policy to refrain from using treasury funds in the political process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

The Dow Chemical Company
Midland, Michigan 48674
USA

October 24, 2013

VIA OVERNIGHT DELIVERY

As You Sow
1611 Telegraph Avenue
Suite 1450
Oakland, CA 94612

Dear Ms. Fugere:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on October 11, 2013 the stockholder proposal (the "Proposal") that As You Sow submitted on behalf of Andrew Behar (the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is a record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The supporting letter from E*TRADE Securities LLC is insufficient because it establishes the Proponent's ownership of the Company's shares as of October 3, 2013, not as of the date of submission.

To remedy this defect, the Proponent must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (October 9, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 9, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and

a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then he needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 9, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (October 9, 2013). The Proponent should be able to find out the identity of the DTC participant by asking his broker or bank. If his broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (October 9, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and have counted acronyms as multiple words. To remedy this defect, the Proponent must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosures

AS YOU SOW
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

Oct. 29, 2013

Charles J. Kalil
Executive Vice President, General Counsel and Corporate Secretary
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

To prove my eligibility for shareholder registration, I am submitting a written statement from the "record" holder of my securities verifying that, at the time As You Sow submitted the proposal, I had continuously held the securities for at least one year. The statement is enclosed.

Sincerely,

Andrew Behar

Enclosure

E*TRADE FINANCIAL

E*TRADE Securities LLC
PO Box 484
Jersey City, NJ 07303-0484

tel 1-800-ETRADE-1
www.etrade.com
Member FINRA/SIPC

October 29, 2013

The Dow Chemical Company
Attn: Charles J. Kalil
2030 Dow Center
Midland, MI 48674

Re: Proof of Share Ownership

Dear Mr. Kalil,

This letter is being issued to confirm that as of October 9, 2013, Andrew Behar has held 140 shares of Dow Chemical Company (DOW) stock in his E*TRADE Securitie*** FISMA & OMB Memorandum M-07-16 ***e year. A review of account records reflects that these securities have maintained a value in excess of $2,000 continuously during this time period.

Mr. Behar still owns these shares as of the date of this letter and he has informed us that he intends to continue to hold these shares through the date of your company's annual meeting in 2014. However, please note that as this is a self-directed IRA account, we cannot prevent Mr. Behar from liquidating the securities at his discretion.

Please also note that E*TRADE Securities LLC is eligible for DTC transfers. We are registered with the Depository Trust Company under DTC number 0385.

E*TRADE Securities LLC is committed to providing quality customer service. We hope that this information satisfies your request. Should you have any further questions, please feel free to contact a Financial Service Associate at 1-800-ETRADE-1, 24 hours a day, 7 days a week.

Sincerely,

Shane Tubbs
Correspondence Specialist
E*TRADE Securities LLC

AS YOU SOW
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

Dec. 16, 2013

Amy E. Wilson
Assistant Secretary and Senior Managing Counsel
Office of the Corporate Secretary
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Ms. Wilson:

Enclosed is our revised shareholder resolution.

Sincerely,

Andrew Behar

Enclosure

WHEREAS:

Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of The Dow Chemical Company (Dow)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms.

Dow is recognized as among the top 10 contributors to defeat Proposition 37. Dow contributed $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association, which spent over $2 million to defeat the initiative. To oppose a similar initiative in Washington, the Grocery Manufacturers Association has already spent over $7 million, and Dow has spent over $500,000. Last year, Dow spent over $10 million on political contributions.

Labeling of products containing genetically modified organisms is supported widely among American consumers. In a July 2013 *New York Times* poll, over 90% of Americans supported labeling products containing genetically modified organisms, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives to require labeling of products containing genetically modified organisms continue to be introduced in highly publicized and controversial elections, drawing public scrutiny to corporate political expenditures.

Corporate political contributions risk alienating the company's consumer base and can damage corporate reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash, including boycotts.

A 2012 study of corporate political spending by Harvard Business School professor John Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value… Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe Dow should adopt a policy to refrain from using treasury funds in the political process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 25, 2013

RECEIVED
NOV 25 2013
OFFICE OF THE
CORPORATE SECRETARY

Charles Kalil
Executive Vice President, General Counsel and Corporate Secretary
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Sent by Fax: 989-638-9397

Dear Mr. Kalil:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution to Refrain from Political Spending (GMOs). In brief, the proposal states: **RESOLVED**: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the As you Sow Foundation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1800 shares of Dow Chemical stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Danielle Fugere of the As You Sow Foundation who may be reached at 510-735-8141 or at dfugere@asyousow.org. Daneille Fugere as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

Refrain from Political Spending (GMOs)
2014 – Dow Chemical Company

WHEREAS: Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of The Dow Chemical Company (Dow)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs).

Dow is recognized as among the top 10 contributors to defeat Proposition 37. Dow contributed $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association (GMA), which spent over $2 million to defeat the initiative. To oppose a similar initiative in Washington, the GMA has already spent over $7.2 million, and Dow has spent over $500,000. In 2012, Dow spent over $10 million on political contributions.

Labeling of products containing GMOs is supported widely among U.S. consumers. In a July 2013 New York Times poll, over 90% of Americans favored labeling of products containing GMOs, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives to require labeling of products containing GMOs continue to be introduced in highly publicized and controversial election contests, drawing public scrutiny to corporate political expenditures.

Corporate political contributions risk alienating the company's consumer base and can damage a corporation's reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash, including boycotts.

Several academic studies suggest that corporate political donations may correlate negatively with shareholder value. A 2012 study by Harvard Business School professor John C. Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value... Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe Dow should adopt a policy to refrain from using treasury funds in the political process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

BB&T Scott & Stringfellow

Jennifer Toms
Riverfront Plaza – West Tower
901 East Byrd Street
Suite 500
Richmond, VA 23219
(O): 800-552-7757 Ext. 3581
(F): 804-649-2916

To:	Charles Kalil	**From:**	Jennifer Toms
Fax:	989-638-9397	**Date:**	11/25/13
Phone:		**Pages:**	2
Re:		**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Comments: Please call me if you have any questions or need any other information.

Thank you!

Jennifer Toms

RECEIVED
NOV 25 2013
OFFICE OF THE
CORPORATE SECRETARY

BB&T Scott & Stringfellow

November 25 2013

Charles Kalil
Executive Vice President
General Counsel & Corporate Secretary
Dow Chemical Company
2030 Dow Center
Midland, MI 48674 fax 989-638-9397

Re: Benedictine Sisters of Virginia

Dear Mr. Kalil:

Please use this letter as confirmation that we hold over $2000 worth of Dow Chemical Company stock in an account for the Benedictine Sisters at BB&TScott & Stringfellow dtc # 702. We have held this in their account since 2006. If you need any other information please call Jennifer Toms @ 800-552-7757 Ext 3581.

Sincerely,

John J. Muldowney
Managing Director

The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2013

VIA OVERNIGHT DELIVERY

Sister Henry Marie Zimmerman, OSB
Benedictine Sisters of Virginia
9535 Linton Hall Road
Bristow, VA 20136-1217

Dear Sister Zimmerman:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 25, 2013, the stockholder proposal (the "Proposal") that you submitted on behalf of the Benedictine Sisters of Virginia (the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For reference, I enclose a copy of Rule 14a-8.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosure

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

December 11,2013

Amy E. Wilson
Assistant Secretary & Senior Managing Counsel
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Sent by Fax: 989-638-1740

Dear Ms. Wilson:

Since the lead filer sent the proposal without a heading and has not had any response from you regarding it, I am presuming that is the reason for too many words. I have deleted the heading and am resubmitting.

Sincerely,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

WHEREAS: Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of The Dow Chemical Company (Dow)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs).

Dow is recognized as among the top 10 contributors to defeat Proposition 37. Dow contributed $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association (GMA), which spent over $2 million to defeat the initiative. To oppose a similar initiative in Washington, the GMA has already spent over $7.2 million, and Dow has spent over $500,000. In 2012, Dow spent over $10 million on political contributions.

Labeling of products containing GMOs is supported widely among U.S. consumers. In a July 2013 New York Times poll, over 90% of Americans favored labeling of products containing GMOs, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives to require labeling of products containing GMOs continue to be introduced in highly publicized and controversial election contests, drawing public scrutiny to corporate political expenditures.

Corporate political contributions risk alienating the company's consumer base and can damage a corporation's reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash, including boycotts.

Several academic studies suggest that corporate political donations may correlate negatively with shareholder value. A 2012 study by Harvard Business School professor John C. Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value... Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe Dow should adopt a policy to refrain from using treasury funds in the political process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

December 17, 2013

Amy E. Wilson
Assistant Secretary & Senior Managing Counsel
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Sent by Fax: 989-638-1740

Dear Ms. Wilson:

Here is a revised filing. I understand the last one I sent did not meet the requirements.

Sincerely,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

WHEREAS:

Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of The Dow Chemical Company (Dow)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms.

Dow is recognized as among the top 10 contributors to defeat Proposition 37. Dow contributed $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association, which spent over $2 million to defeat the initiative. To oppose a similar initiative in Washington, the Grocery Manufacturers Association has already spent over $7 million, and Dow has spent over $500,000. Last year, Dow spent over $10 million on political contributions.

Labeling of products containing genetically modified organisms is supported widely among American consumers. In a July 2013 *New York Times* poll, over 90% of Americans supported labeling products containing genetically modified organisms, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives to require labeling of products containing genetically modified organisms continue to be introduced in highly publicized and controversial elections, drawing public scrutiny to corporate political expenditures.

Corporate political contributions risk alienating the company's consumer base and can damage corporate reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash, including boycotts.

A 2012 study of corporate political spending by Harvard Business School professor John Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value... Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe Dow should adopt a policy to refrain from using treasury funds in the political process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

November 25, 2013

Charles Kalil
Executive Vice President, General Counsel and Corporate Secretary
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Sent by Fax: 989-638-9397

Dear Mr. Kalil

I am writing you on behalf of the Benedictine Sisters of Pan de Vida to co-file the stockholder resolution to Refrain from Political Spending (GMOs). In brief, the proposal states: **RESOLVED**: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the As you Sow Foundation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 65 shares of Dow Chemical stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Danielle Fugere of the As You Sow Foundation who may be reached at 510-735-8141 or at dfugere@asyousow.org. Daneille Fugere as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Investment Committee chair

The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2013

VIA OVERNIGHT DELIVERY
Sister Rose Marie Stallbaumer, OSB
Monasterio Pan de Vida
Apdo. Postal 105-3
Torreon, Coahuila C.P. 27000
Mexico

Dear Sister Stallbaumer:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 25, 2013, the stockholder proposal (the "Proposal") that you submitted on behalf of Monasterio Pan de Vida (the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For reference, I enclose a copy of Rule 14a-8.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosure

RECEIVED
NOV 25 2013
OFFICE OF THE
CORPORATE SECRETARY

PROVIDENCE TRUST
SAN ANTONIO, TEXAS

November 25, 2013

Charles Kalil
Executive Vice President, General Counsel and Corporate Secretary
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Sent by Fax: 989-638-9397

Dear Mr. Kalil

I am writing you on behalf of Providence Trust to co-file the stockholder resolution to Refrain from Political Spending (GMOs). In brief, the proposal states: **RESOLVED:** The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the As you Sow Foundation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of **$2000 worth** of Dow Chemical stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Danielle Fugere of the As You Sow Foundation who may be reached at 510-735-8141 or at dfugere@asyousow.org. Danielle Fugere as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sr. Ramona Bezner CDP

Sr. Ramona Bezner, CDP
Trustee
Providence Trust
210-587-1102

Refrain from Political Spending (GMOs)
2014 – Dow Chemical Company

WHEREAS: Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of The Dow Chemical Company (Dow)'s corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs).

Dow is recognized as among the top 10 contributors to defeat Proposition 37. Dow contributed $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association (GMA), which spent over $2 million to defeat the initiative. To oppose a similar initiative in Washington, the GMA has already spent over $7.2 million, and Dow has spent over $500,000. In 2012, Dow spent over $10 million on political contributions.

Labeling of products containing GMOs is supported widely among U.S. consumers. In a July 2013 New York Times poll, over 90% of Americans favored labeling of products containing GMOs, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives to require labeling of products containing GMOs continue to be introduced in highly publicized and controversial election contests, drawing public scrutiny to corporate political expenditures.

Corporate political contributions risk alienating the company's consumer base and can damage a corporation's reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash, including boycotts.

Several academic studies suggest that corporate political donations may correlate negatively with shareholder value. A 2012 study by Harvard Business School professor John C. Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value... Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe Dow should adopt a policy to refrain from using treasury funds in the political process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2013

VIA OVERNIGHT DELIVERY
Sister Ramona Bezner, CDP
Providence Trust
P.O. Box 37345
San Antonio, TX 78237

Dear Sister Bezner:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 25, 2013, the stockholder proposal (the "Proposal") that you submitted on behalf of Providence Trust (the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For reference, I enclose a copy of Rule 14a-8.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosure

GIBSON DUNN

EXHIBIT B

Chicago Tribune

Greens ask U.S. Biotech Firms to Sit Out Food-Labeling Vote

Charles Abbott| Wed Oct 9, 2013

Voters support the idea of labeling by a wide margin, according to a September poll by Seattle-based Elway Research.

The Washington state proposal is nearly identical to a 2012 California referendum that enjoyed early support but lost by 2 percentage points after a late-surging, big-spending campaign by opponents.

In that case, groups opposed to labeling, including Monsanto Co and PepsiCo, spent about $46 million on an advertising blitz.

"The money particularly comes in at the end," said Andy Behar of As You Sow, a shareholder advocacy group for environmental and social causes.

He said big food companies "should not be adding to that $17 million" in Washington state, whose population is less than one-fifth of California's. Behar spoke on Wednesday on a conference call with environmentalists who support the proposed food-labeling law.

Victory in Washington state could be a springboard for action in other states or in the U.S. Congress for the labeling movement. Food makers and biotech companies say the drive is misguided and will drive up the cost of food.

"We believe that political contributions are a poor investment and are calling companies not to spend money opposing legislation that would give consumers labeling information," said Lucia von Reusner of Green Century Capital Management, manager of environmentally focused mutual funds.

As a lever for action, Behar and von Reusner said their groups would file shareholder resolutions to prevent companies such as Monsanto from engaging in advocacy about GM labeling.

Monsanto, the largest agricultural biotech company in the world, has donated $4.8 million against the referendum.

The largest opposition donor, at $7.2 million, has been the Grocery Manufacturers Association, a food industry trade group. DuPont Pioneer, a biotech seed company, was the third-largest donor at $3.4 million.

In a statement of policy, GMA said genetically modified foods are safe and that regulators have found "no negative health effects associated with their use." It said up to 80 percent of U.S. food contains GM ingredients.

Backers of the Washington state initiative, known as I-522, had raised $5.3 million as of early October. The largest donor was Dr. Bronner's Magic Soaps, a family-run company based in California, with $1.8 million.

Connecticut in June became the first state to pass a GM labeling law. But it will not take effect unless four other states in the U.S. Northeast - with a combined population of 20 million and one of which borders Connecticut - approve similar legislation.

Maine legislators approved a labeling bill but the governor has yet to sign it.

The nationwide Just Label It campaign wants the U.S. Food and Drug Administration to set nationwide rules on GM labeling of food.

http://articles.chicagotribune.com/2013-10-09/business/sns-rt-us-usa-agriculture-gmo-20131009_1_food-labeling-washington-state-biotech

GIBSON DUNN

EXHIBIT C

Pages 44 through 49 redacted for the following reasons:
- -
Copyrighted Material Omitted

GIBSON DUNN

EXHIBIT D

Pages 51 through 52 redacted for the following reasons:
- -
Copyrighted Material Omitted